EXHIBIT 99.6
CREAM MINERALS LTD.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting of shareholders of CREAM MINERALS LTD.  (“Cream” or the “Company”) will be held at the offices of Farris, Vaughan, Wills & Murphy LLP, 700 West Georgia Street, 25th Floor, Vancouver, British Columbia, V7Y 1B3, at 1:00pm (Vancouver time) on September 27, 2013 for the following purposes:

1.	to receive the audited financial statements of the Company for the year ended March 31, 2013, and the report of its auditors thereon;

2.	to appoint the auditor of the Company for the ensuing year;

3.	to fix the number of directors at three (3);

4.	to elect directors for the ensuing year;

5.
to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution (by disinterested majority of votes cast by shareholders permitted to vote thereon) approving the creation of a new Control Person pursuant to the private placement financing described in the management information circular;

6.
to consider, and if deemed advisable, amend the Company’s stock option plan to change the number of shares in respect of which options may be granted thereunder from 10% of the issued and outstanding shares of the Company to a maximum of 2,723,500 shares of the Company (post-Share Consolidation); and

7.	to transact such further business as may properly come before the Meeting or any adjournment or postponement thereof.

Specific details of the above items of business are contained in the information circular of management which accompanies this notice of meeting and, together with management’s form of proxy, which also accompanies this notice of meeting, form a part hereof and must be read in conjunction with this notice of meeting.

Shareholders of record at the close of business on Wednesday, August 29, 2013 will be entitled to receive notice of, to attend and vote at the Meeting either in person or by proxy.  Shareholders who are unable to attend the Meeting in person are requested to read, complete, sign and deliver the enclosed form of proxy in accordance with the instructions set out therein and in the management information circular.

Dated at Vancouver, British Columbia on Wednesday, August 28, 2013.

By Order of the Board of Directors,

“Christopher Hebb”
Christopher Hebb
Chairman of the Board of Directors
Cream Minerals Ltd.